UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2010.

Commission File Number 0-21392

AMARIN CORPORATION PLC

(Translation of registrant’s name into English)

First Floor, Block 3, The Oval, Shelbourne Road, Ballsbridge, Dublin 4, Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report on Form 6-K is hereby incorporated by reference into the registration statements of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Amarin Corporation plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

AMARIN CORPORATION plc

Unaudited Consolidated Interim Financial Information for the six months ended

June 30, 2010 and June 30, 2009

AMARIN CORPORATION plc

Unaudited Consolidated Interim Financial Information for the six months ended

June 30, 2010 and June 30, 2009

Management Discussion and Analysis

Risk Factors and Forward Looking Statements

This interim financial report should be read in conjunction with the Company’s Annual Report for the year ended December 31, 2009 filed on Form 20-F with the Securities and Exchange Commission on June 24, 2010. This interim financial report contains forward-looking statements about our financial condition, results of operations, product candidates, clinical trials and business prospects. Forward-looking statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those anticipated by such statements, including those described in “Risk Factors” in Part I, Item 1, Section D of our 2009 Annual Report on Form 20-F.

Business Overview

We are a clinical-stage biopharmaceutical company focused on developing improved treatments for cardiovascular disease. Our development programs capitalize on our expertise in the field of lipid science and the known therapeutic benefits of essential fatty acids in cardiovascular disease. We are currently focusing our efforts on our lead candidate, AMR101, a prescription grade Omega-3 fatty acid, comprising not less than 96% ultra pure ethyl ester of eicosapentaenoic acid (ethyl-EPA).

On October 16, 2009, we completed a private placement resulting in gross proceeds of $70.0 million. These proceeds are being used primarily to fund two Phase III clinical trials for AMR101 for different indications. In connection with this private placement, a significant portion of our Board of Directors and executive management were changed, and our research and development activities, as well as certain executive functions, were consolidated from multiple offices to our research and development headquarters in the United States. In connection with these changes, we re-focused our efforts on developing improved treatments for cardiovascular disease. As a result, impairment charges were incurred in 2009 from the write-off of investments in all development programs other than AMR101.

AMR101 is currently being studied in two Phase III clinical trials. The MARINE trial is a multi-center, placebo-controlled, randomized, double-blind, 12-week pivotal study to evaluate the efficacy and safety of 2 grams and 4 grams of AMR101 in patients with fasting triglyceride levels greater than or equal to 500 mg/dL. Patients in this trial are characterized as having very high triglyceride levels. The primary endpoint in the trial is the percentage change in triglyceride level from baseline after 12 weeks of treatment. Following completion of the 12-week double-blind treatment period, patients will be eligible to enter a 40-week, open-label, extension period. Results from the extension period are not required for regulatory approval. On August 10, 2010, the Company announced that patient enrollment and randomization in this trial has been completed at 229 patients, which the Company expects will be sufficient to demonstrate statistical significance in accordance with the trial protocol.

The ANCHOR trial is a multi-center, placebo-controlled, randomized, double-blind, 12-week pivotal study to evaluate the efficacy and safety of 2 grams and 4 grams of AMR101 in patients with high triglyceride levels between 200 mg/dL and 500 mg/dL who are on statin therapy. Patients in this trial are characterized as having high triglyceride levels with mixed dyslipidemia (two or more lipid disorders). The trial aims to recruit approximately 650 patients into the study. The primary endpoint in the trial is the percentage change in triglyceride level from baseline after 12 weeks of treatment. No prescription omega-3 based drug, such as AMR101, is currently approved in the U.S. for treating high triglyceride levels in statin-treated patients who have mixed dyslipidemia. On November 10, 2010, the Company announced that it has screened all of the patients needed to complete the ANCHOR trial and, accordingly, has ceased screening additional patients. Most of the patients screened have been randomized to dosing cohorts of 2 grams, 4 grams or placebo of AMR101. Additional patients have been screened and are currently progressing through the six-to-eight week run-in period prior to randomization.

Operating Results

June 30, 2010 versus June 30, 2009

Our operating loss for the six months ended June 30, 2010 was $19.6 million, versus a loss of $15.3 million in the prior year period, an increase of $4.3 million, or 28%. Research and development expense was $15.3 million for the six months ended June 30, 2010 versus $9.8 million in the prior year period, an increase of $5.5 million, or 56%. The increase in research and development expense was due primarily to costs associated with the Company’s two Phase III clinical trials for AMR101 which commenced near the start of 2010. These include costs managed through our third party clinical research organization, such as costs associated with clinical trial patient enrollment and clinical trial management, as well as costs for our own staffing and clinical supplies. Research and development expense for the six months ended June 30, 2010 included $1.0 million for non-cash share based compensation, versus $0.6 million in the prior year period.

General and administrative expense for the six months ended June 30, 2010 was $4.3 million, versus $5.4 million in the prior year period, a decrease of $1.1 million, or 20%. The decrease in general and administrative expense reflects savings achieved primarily from the consolidation of office locations and reductions in administrative staffing and corporate overhead. General and administrative expense for the six months ended June 30, 2010 included $0.8 million for non-cash share based compensation, versus $1.0 million in the prior year period.

Finance income for the six months ended June 30, 2010 was $0.5 million, versus $0.2 million in the prior year period. Finance income at June 30, 2010 includes $0.4 million from a gain on the decrease in the fair value of a terminated office lease liability and $0.1 million in gains on liabilities denominated in foreign currency. The decrease in the fair value of the office lease liability resulted from a lease renewal during 2010 from a sub-lessor in the property.

Finance costs for the six months ended June 30, 2010 were $21,000, versus $1.9 million in the prior year period. Finance costs at June 30, 2010 represent interest payments on office and equipment leases. The $1.9 million decrease in expense versus the prior year period was due to the termination in late 2009 of derivative liabilities associated with (i) the repayment of the June 2009 bridge notes in conjunction with the October 2009 financing, (ii) the cancellation in October 2009 of the “funding” option for investors in the May 2008 financing to participate in a second tranche under that financing at a later date and (iii) the expiration on December 6, 2009 of the pricing variability feature of the warrants issued in December 2007. Throughout the six months ended June 30, 2010, the Company had no debt and no derivative liabilities.

Liquidity and Capital Resources

At June 30, 2010 we had approximately $37.7 million in cash and cash equivalents, versus $52.2 million at December 31, 2009. At September 30, 2010 we had approximately $31.4 million in cash and cash equivalents. We were debt free at December 31, 2009, June 30, 2010 and September 30, 2010. Our cash has been invested primarily in US dollars, pounds sterling and euro denominated money market and checking accounts with financial institutions in the U.K. and U.S. with a high credit standing. Due to current economic conditions the credit ratings of financial institutions have been extremely volatile. Management believes that the financial institutions where we hold our cash deposits are of a high and acceptable credit rating. Amarin manages foreign exchange risk by holding cash in currencies in which the Company expects to incur future cash outflows.

Our capital requirements relate primarily to clinical trials, employee infrastructure and working capital requirements. Historically, we have funded our cash requirements primarily through the public and private sales of equity and debt securities. We anticipate that the cash used for our operating activities will be higher during 2010 versus 2009, reflecting capital commitments for our Phase III clinical trials with patient enrollment and costs anticipated to increase during 2010. We anticipate that our research and development costs for our current Phase III trials will decline in 2011 as both the MARINE and ANCHOR trials are completed.

Based upon current business activities, we believe that we have sufficient cash to fund operations for at least the next 12 months from the filing date of this report. Furthermore, based on our current business plan, we forecast that we have sufficient capital resources to finance the MARINE and ANCHOR trials through the results of these studies and through the filing of an NDA for AMR101 seeking approval for the indication being studied in the MARINE trial with reference in the label to the treatment of high triglyceride levels in statin-treated patients who have mixed dyslipidemia as studied in the ANCHOR trial. However, there can be no assurance that we will not encounter unexpected costs or delays.

In order to potentially obtain a second and broader indication for AMR101 based on the ANCHOR trial results, the FDA has requested that we have an outcome study substantially underway at the time of the NDA filing. If we elect to seek this separate indication in our initial NDA filing and commence an outcome study, we will need to seek additional financing, through a commercial partner or otherwise, to finance the study. An outcome study, if commenced, is anticipated to require multiple years to complete. The results of an outcome study are not required for FDA approval of the second and broader indication for AMR101, provided that the outcome study is substantially underway at the time of NDA submission, and an outcome study is not required for the indication being studied in the MARINE trial.

AMARIN CORPORATION plc

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Notes	Six months ended June 30, 2010	Six months ended June 30, 2009
Revenue		—	—

Operating expenses
Research and development		$15,282	$9,840
General and administrative		4,293	5,416

Operating loss		$19,575	$15,256

Finance income	2	(499)	(164)
Finance costs	3	21	1,903

Loss before tax		$19,097	$16,995
Income tax/(benefit)	4	34	(429)

Loss for the period attributable to equity holders of the parent		$19,131	$16,566

Basic loss per ordinary share	5	$(0.19)	$(0.61)
Diluted loss per ordinary share	5	$(0.19)	$(0.61)

Shares used in calculation of basic and diluted loss per share	5	98,828,575	27,026,637

The accompanying notes are an integral part of the consolidated interim financial information.

AMARIN CORPORATION plc

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Notes	Six months ended June 30, 2010	Six months ended June 30, 2009
Loss for the period		$19,131	$16,566

Other comprehensive income:
Fair value gain on available for sale financial assets		—	(6)
Currency translation differences		192	(181)

Total comprehensive income relating to the period		$19,323	$16,379

Profit attributable to:

Owners of the Parent		$19,323	$16,379

The accompanying notes are an integral part of the consolidated interim financial information.

AMARIN CORPORATION plc

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands)

	Notes	June 30, 2010	(Audited) December 31, 2009
ASSETS
Non-current assets
Property, plant and equipment, net		$119	$128
Investment available for sale		16	17

Total non-current assets		$135	$145

Current assets
Current tax recoverable		418	1,192
Other current assets		446	2,602
Cash and cash equivalents		37,745	52,258

Total current assets		$38,609	$56,052

TOTAL ASSETS		$38,744	$56,197

EQUITY
Capital and reserves attributable to owners of the Parent
Share capital	8	$84,698	$83,930
Share premium	8	189,063	188,337
Share based payment reserve	8	24,623	22,793
Capital redemption reserve	8	27,633	27,633
Treasury shares		(217)	(217)
Foreign currency translation adjustment		(2,764)	(2,572)
Retained deficit		(290,433)	(271,302)

Total shareholders’ equity		$32,603	$48,602

LIABILITIES
Non-current liabilities
Provisions	6	$260	$890
Other liabilities		5	12

Total non-current liabilities		$265	$902

Current liabilities
Trade payables		3,801	2,457
Accrued expenses and other liabilities		1,769	3,825
Provisions	6	292	398
Other liabilities		14	13

Total current liabilities		5,876	6,693

Total liabilities		6,141	7,595

TOTAL SHAREHOLDERS’ EQUITY & LIABILITIES		$38,744	$56,197

The accompanying notes are an integral part of the consolidated interim financial information.

AMARIN CORPORATION plc

UNAUDITED CONSOLIDATED CASH FLOW STATEMENTS

(in thousands)

	Six months ended June 30, 2010	Six months ended June 30, 2009
Cash flows from operating activities
Loss after tax	$(19,131)	$(16,566)
Adjustments:
Depreciation of property, plant and equipment	32	237
Amortization of convertible bridge loan	—	701
Share based compensation	1,830	1,554
Effect of exchange rate changes on assets/liabilities and other items	(282)	445
Decrease in provisions for change in fair value of liability	(406)	—
Interest expense	21	33
Interest received	—	(44)
Decrease in other current assets	2,156	62
Decrease in current liabilities	(712)	(1,278)
Decrease in provisions	(243)	(54)
Fair value loss /(gain) on derivative financial liability through income statement	—	652
R&D tax credit	—	(429)

Cash expended on operating activities	$(16,735)	$(14,687)
Tax refund	774	—

Net cash outflow from operating activities	$(15,961)	$(14,687)

Cash flows from investing activities
Interest received	—	44
Purchase of property, plant and equipment	(23)	(104)

Net cash outflow from investing activities	$(23)	$(60)

Cash flows from financing activities
Proceeds from warrant exercises	1,519	—
Expenses on issue of share capital	(25)	(49)
Borrowings received	—	2,600
Repayment of finance lease	(6)	(9)

Net cash inflow from financing activities	$1,488	$2,542

Net decrease in cash and cash equivalents	(14,496)	(12,205)

Cash and cash equivalents at beginning of period	52,258	14,239
Effect of exchange rate changes on cash and cash equivalents	(17)	(399)

CASH & CASH EQUIVALENTS AT END OF PERIOD	$37,745	$1,635

The accompanying notes are an integral part of the consolidated interim financial information.

AMARIN CORPORATION plc

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(in thousands)

	Share capital	Share premium	Share based payment reserve	Capital redemption reserve	Treasury shares	Foreign currency translation reserve	Retained earnings	Total
At January 1, 2009	$25,928	$162,191	$21,022	$27,633	$(217)	$(2,435)	$(203,766)	$30,356
Comprehensive income
Loss for the period	—	—	—	—	—	—	(16,566)	(16,566)
Other comprehensive income	—	—	—	—	—	181	6	187

Total comprehensive income	—	—	—	—	—	181	(16,560)	(16,379)

Share issuance costs	—	(49)	—	—	—	—	—	(49)
Share based payments	—	—	1,554	—	—	—	—	1,554
Transfer of fair value of share based payment to financial liability	—	—	(1,458)	—	—	—	—	(1,458)

Total transactions with owners	—	(49)	96	—	—	—	—	47

At June 30, 2009	$25,928	$162,142	$21,118	$27,633	$(217)	$(2,254)	$(220,326)	$14,024
Comprehensive income
Loss for the period	—	—	—	—	—	—	(42,757)	(42,757)
Other comprehensive income	—	—	—	—	—	(318)	—	(318)

Total comprehensive income	—	—	—	—	—	(318)	(42,757)	(43,075)

Share issuances	58,002	16,787	(1,737)	—	—	—	—	73,052
Share issuance costs	—	(4,139)	—	—	—	—	—	(4,139)
Share based payments	—	—	3,412	—	—	—	—	3,412
Transfer of fair value of warrants from financial liability	—	5,328	—	—	—	—	—	5,328
Transfer of fair value of option (1)	—	8,219	—	—	—	—	(8,219)	—

Total transactions with owners	58,002	26,195	1,675	—	—	—	(8,219)	77,653

At December 31, 2009	$83,930	$188,337	$22,793	$27,633	$(217)	$(2,572)	$(271,302)	$48,602
Comprehensive income
Loss for the period	—	—	—	—	—	—	(19,131)	(19,131)
Other comprehensive income	—	—	—	—	—	(192)	—	(192)

Total comprehensive income	—	—	—	—	—	(192)	(19,131)	(19,323)

Warrant conversions	768	751	—	—	—	—	—	1,519
Share issuance costs	—	(25)	—	—	—	—	—	(25)
Share based payments	—	—	1,830	—	—	—	—	1,830

Total transactions with owners	—	726	1,830	—	—	—	—	3,324

At June 30, 2010	$84,698	$189,063	$24,623	$27,633	$(217)	$(2,764)	$(290,433)	$32,603

(1)	Retained earnings included $8,219,000 relating to fair value movements of the derivative financial liability. This option concluded in December 2009 at which time $8,219,000 was transferred from retained earnings to share premium.

The accompanying notes are an integral part of the consolidated interim financial information.

AMARIN CORPORATION plc

Notes to the Unaudited Consolidated Interim Financial Information

1. Summary of Significant Accounting Policies

Basis of Preparation

The unaudited Consolidated Interim Financial Information (“interim financial information”) for the six months ended June 30, 2010 and 2009 have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim financial reporting,” and have been applied consistently with the prior year period. They do not include all of the information required for full annual financial statements and should be read in conjunction with our Annual Report for the year ended December 31, 2009 filed on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”) on June 24, 2010. The accompanying unaudited consolidated financial information reflect all adjustments which are, in the opinion of management, necessary for a fair statement of results of operations for the period.

As used in this interim report, all references to “Parent Company” refer to the U.K. incorporated parent company only, Amarin Corporation plc. All references to the “Group”, the “Consolidated Group”, “Amarin”, “we”, “us” and “our” refer to the consolidated entity, which includes the Parent Company and all its wholly owned subsidiary companies, except as expressly noted otherwise.

The consolidated Group and Parent company financial statements are presented in US$ rounded to the nearest thousand, being the functional and presentation currency of the Parent company. They are prepared on the historical cost basis of accounting as modified by the revaluation of available-for-sale financial assets and derivative financial liabilities at fair value through profit or loss.

Amarin is currently a foreign private issuer for SEC reporting purposes. Effective January 1, 2011, Amarin will no longer be a foreign private issuer and will report its financial results in accordance with generally accepted accounting principles in the United States (US GAAP).

The Chief Operating Decision-Maker has been identified as our Chief Executive Officer. The Chief Executive Officer reviews the group’s internal reporting in order to assess performance and allocate resources. Management has determined there is one operating segment based on these reports. The Group has determined its one segment is research and development expense. The Chief Executive Officer assesses the performance of the segment based on operating loss for the period.

New Accounting Policies

IFRS 2 (Amendment) ‘Group Cash-settled share-based payment transactions’ (effective for financial periods beginning on or after January 1, 2010)

The amendment clarifies the scope and the accounting for group cash-settled share-based payment transactions in the separate financial statements of the entity receiving the goods or services when that entity has no obligation to settle the share-based payment transactions. The amendment also incorporates the guidance contained in IFRIC 8 and IFRIC 11. As a result the IFRIC 8 and IFRIC 11 have been withdrawn. The Group has adopted the amendment from January 1, 2010 and it has had no material impact on the interim financial information.

IFRS 3 (Revised) ‘Business Combinations’ (Effective for companies using IFRS for years ended December 31, 2010)

The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. The Group will apply IFRS 3 (Revised) prospectively to all business combinations from January 1, 2010. This is currently not applicable to Amarin.

IFRIC 17, ‘Distributions of Non-cash Assets to Owners’ (effective for companies using IFRS for years ended December 31, 2010)

This interpretation applies to transactions in which an entity distributes non-cash assets to shareholders either as a distribution of reserves or as dividends. The IFRIC also clarifies when an entity should recognize a dividend payable, i.e. when the dividend is appropriately authorized and no longer at the discretion of the entity. The Group has applied IFRIC 17 on January 1, 2010 and it has no material impact on the interim financial information.

AMARIN CORPORATION plc

Notes to the Unaudited Consolidated Interim Financial Information—(Continued)

IFRIC 18, ‘Transfers of Assets from Customers’ (effective for companies using IFRS for years ended December 31, 2010)

This interpretation applies to agreements in which an entity receives from a customer an item of property, plant and equipment (or an amount of cash which must be used to construct or acquire an item of property, plant and equipment) that the entity must use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services, or do both. The Group has applied IFRIC 18 on January 1, 2010 and it has no material impact on the interim financial information.

2. Finance Income

	Six months ended June 30, 2010	Six months ended June 30, 2009
Fair value gains on lease liabilities	$406,000	$—
Fair value gains on derivative financial liabilities	—	62,000
Foreign exchange gains	91,000	58,000
Interest income and short term bank deposits	2,000	44,000

	$499,000	$164,000

Finance income for the six months ended June 30, 2010 was $499,000, versus $164,000 for the prior year period. During 2010 a sub-lessor at one of our vacated office locations renewed their lease. The present value of the future lease payments under this renewal have been offset against the accrued lease liability, resulting in a gain of $406,000 on the change in fair value of the liability. During 2009 we recognized a gain of $62,000 from a change in the fair value of a derivative financial liability associated with the conversion option of the 2009 convertible bridge loan warrants. These loans were repaid in October 2009. Finance income at June 30, 2010 and 2009 also includes foreign exchange gains of $91,000 and $58,000 and interest income of $2,000 and $44,000, respectively. As of June 30, 2010 and for the six months then ended, the Company had no derivative liabilities.

3. Finance costs

	Six months ended June 30, 2010	Six months ended June 30, 2009
Fair value loss on derivative financial liabilities	—	$714,000
Notional interest on 8% convertible debentures	—	701,000
Coupon interest on 8% convertible debentures	—	14,000
Foreign exchange losses	—	457,000
Bank interest paid	—	16,000
Interest on finance leases	$21,000	1,000

	$21,000	$1,903,000

Finance costs for the six months ended June 30, 2010 were $21,000, versus $1.9 million for the prior year period. The decrease in expense versus the prior year period was due to the termination of several derivative liabilities associated with (i) the repayment of the June 2009 bridge notes in conjunction with the October 2009 financing, (ii) the cancellation in October 2009 of the “funding” option for investors in the May 2008 financing to participate in a second tranche under that financing at a later date and (iii) the expiration on December 6, 2009 of the pricing variability feature of the warrants issued in December 2007.

Foreign exchange losses for the period ended June 30, 2009 include $457,000 of losses. Amarin manages foreign exchange risk by holding its cash in the currencies in which the Company expects to incur future cash outflows.

4. Taxation

Included in Loss for the period attributed to the six months ended June 30, 2010 is tax expense of $34,000, representing estimated 2010 taxes due for our U.S. research and development operations. Included in Operating Loss for the six months ended June 30, 2009 is a tax credit of $429,000, representing a research and development tax refund related to the operations of Amarin Neuroscience Limited.

AMARIN CORPORATION plc

Notes to the Unaudited Consolidated Interim Financial Information—(Continued)

5. Loss per share

Basic loss per share for the six months ended June 30, 2010 and 2009 was $0.19 and $0.61, respectively. Basic loss per share is calculated on the loss from ordinary activities of $19,131,000 and $16,566,000, respectively, over the weighted average number of Ordinary Shares outstanding during the period, less treasury shares:

	Six months ended June 30, 2010	Six months ended June 30, 2009
Operating loss	$19,131,000	$16,566,000

Weighted average shares outstanding during the period	98,848,654	27,046,716
Less: Treasury shares	(20,079)	(20,079)

Weighted average shares outstanding during the period	98,828,575	27,026,637

Basic and diluted (1) loss per share	$0.19	$0.61

(1)	None of the Group’s contingently issuable shares were dilutive as they would have decreased the loss per share in all periods.

6. Provisions for liabilities and charges

A summary of the status of the Company’s provisions for property leases as of December 31, 2009 and changes to such provisions during the six months ended June 30, 2010, is presented below. The provision relates to leased properties in the U.K. and Ireland. We are obligated to pay rent and related costs on the Ely, Cambridgeshire lease through November 2014 and on the Dublin, Ireland lease through January 2012. We have fully provided for these costs, net of the sublet amounts we are scheduled to receive on the Ely, Cambridge property through November 2014. The accrued costs for these provisions are included in the accompanying unaudited consolidated balance sheet as Provisions under current and non-current liabilities:

At January 1, 2010	$1,288,000
Additional provision added during period	—
Payments during the period	(243,000)
Interest expense	21,000
Effect of exchange rates	(108,000)
Adjustment for sub-lessor lease renewal (1)	(406,000)

At June 30, 2010	$552,000

Short term portion	(292,000)

Provision classified as long term	$260,000

(1)	During the period ended June 30, 2010, the sub-lessor in Ely, Cambridgeshire extended its lease from January 2011 to November 2014.

AMARIN CORPORATION plc

Notes to the Unaudited Consolidated Interim Financial Information—(Continued)

7. Share-based compensation

The Company grants share options under the Amarin Corporation plc 2002 Stock Option Plan (as amended). The options are granted at fixed prices equal to the market value of our shares on the date of grant. The Company also has a Long Term Incentive Plan (‘LTIP’) with three employees. The terms of the LTIP are substantially the same as those of the 2002 Stock Option Plan (as amended). Further grants of share options on similar terms were made to employees during the six months ended June 30, 2010. A summary of the non-cash charges for stock-based compensation for the six months ended June 30, 2010 and June 30, 2009 are presented below:

	Six months ended June 30, 2010	Six months ended June 30, 2009
Research and development	$989,000	$596,000
General and administrative	841,000	958,000

	$1,830,000	$1,554,000

During the six months ended June 30, 2010, and June 30, 2009 all options were granted at the market price. The weighted average fair value of options granted during the six months ended June 30, 2010 and 2009 were $1.05 and $0.54, respectively. A summary of the status of the Company’s non-vested options as of June 30, 2010 and June 30, 2009 and changes during the six months ended June 30, 2010 and June 30, 2009 are presented below:

	Options	Weighted average grant date fair value
Non-vested at January 1, 2010	5,594,167	$0.96
Granted	1,280,000	1.05
Vested	(820,833)	1.10
Lapsed	(50,000)	0.96

Non-vested at June 30, 2010	6,003,333	$0.97

	Options	Weighted average grant date fair value
Non-vested at January 1, 2009	2,023,589	$3.62
Granted	132,500	0.54
Vested	(719,200)	3.79
Lapsed	(50,167)	2.55

Non-vested at June 30, 2009	1,386,722	$3.28

Employee stock options generally vest over a four year service period and all stock options are settled with new shares. Compensation expense recognized for all option grants is net of estimated forfeitures and is recognized over the awards’ respective requisite service periods. The fair values relating to all options granted were estimated on the date of grant using the Binomial Lattice option pricing model. Expected volatilities are based on historical volatility of our stock and other factors, such as implied market volatility. This is based on analysis of daily price changes over a four year measurement period from the period end, June 30, 2010. We used historical exercise data based on the age at the grant of the option holder to estimate the option’s expected term, which represents the period of time that the options granted are expected to be outstanding. The risk free rate for periods within the contractual life of the option is based on the US Treasury yield curve in effect at the time of grant. The following assumptions were used to estimate the fair values of options granted:

	Six months ended June 30, 2010	Six months ended June 30, 2009
Risk free interest rate	1.3-2.2%	1.8%
Expected life (years)	4.5	4.0
Volatility	115%	115%
Expected forfeiture rate	5%	5%
Dividend yield	—	—

AMARIN CORPORATION plc

Notes to the Unaudited Consolidated Interim Financial Information—(Continued)

8. Called-up Share Capital

	Authorized June 30, 2010	Authorized December 31, 2009
Ordinary shares, £0.50 par value: unlimited (1)	$—	$—
Preference shares, £0.05 par value: unlimited (1)	—	—

	$—	$—

	Allotted, Called Up and Fully Paid June 30, 2010	Allotted, Called Up and Fully Paid December 31, 2009
Ordinary shares, £0.50 par value: 99,846,919 and 98,801,982, respectively	$84,698,000	$83,930,000
Preference shares, £0.05 par value: nil and nil, respectively	—	—

	$84,698,000	$83,930,000

	Called-up Ordinary Share Capital	Share Premium
At January 1, 2010	$83,930,000	$188,337,000
Increase in share capital (2)	768,000	726,000

At June 30, 2010	$84,698,000	$189,063,000

	Share Based Payment Reserve	Capital Redemption Reserve
At January 1, 2010	$22,793,000	$27,633,000
Increase in share capital (3)	1,830,000	—

At June 30, 2010	$24,623,000	$27,633,000

AMARIN CORPORATION plc

Notes to the Unaudited Consolidated Interim Financial Information—(Continued)

(1)	On December 21, 2009, the Articles of Association were amended such that the authorized capital of the Company is now unlimited.
(2)	During the six months ended June 30, 2010, the Company issued 1,044,937 ordinary shares pursuant to warrant exercises. The warrants had an average exercise price of $1.45.
(3)	During the six months ended June 30, 2010, stock compensation expense was $1,830,000 (see note 7).

9. Related party transactions

In the six months ended June 30, 2010, there have been no related party transactions or changes in related parties from those described in the Annual Report on Form 20-F for the year ended December 31, 2009 that could have a material impact on the financial position or performance of the Group.

10. Contingent liabilities

In the six months ended June 30, 2010, there have been no material changes in the status of our contingent liabilities or changes in the status of any litigation claims as described in our Annual Report on Form 20-F for the year ended December 31, 2009 that could have a material impact on the financial position or performance of the Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMARIN CORPORATION PLC

By:	/s/ John Thero
John Thero
President

Date: November 10, 2010